

May 31, 2006

Mail Stop 3720

Mr. M. Keith Waddell
Chief Financial Officer
Robert Half International, Inc.
2884 Sand Hill Road
Menlo Park, CA 94025

> **Re: Robert Half International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 1-10427**

Dear Mr. Waddell:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policies and Estimates, page 11

1.   Critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors. None of the six critical accounting policies presented in your current disclosures include the sensitivity analysis or other quantitative information as required per the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations," which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In future filings, please revise accordingly.

Further, in future filings revise to address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

In response to this comment, please provide us with your proposed, revised disclosures.

Results of Operations, page 13

2.   You cite higher conversion revenues as one of the primary reasons for an increase in gross margin from 2003 to 2004. It appears that "conversion" revenue is earned when a temporary position converts to a permanent position. In this context, it is not clear. Therefore, in future filings please expand your disclosure to clarify.

3.   You state that lower 2005 and 2004 selling, general and administrative expense percentages resulted primarily from leveraging fixed operating costs. This statement is overly general. In future filings, revise to clarify how you leveraged fixed costs to reduce SG&A as a percent of revenue.

Note A – Summary of Significant Accounting Policies, page 22

4.   You state that you have a substantial history of estimating the effect of permanent placement candidates who do not remain with a client through the 90-day guarantee period. It appears then, that you do not earn your commission for the placement if a newly hired employee terminates their employment within the 90-day period. Please tell us in more detail your basis for estimating the loss allowance, an indication of materiality, the factors that you rely upon to arrive at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please tell us if you consider this estimate to be one of your most critical and if so, why it has not been included in the critical accounting policy section of MD&A.

Note D – Goodwill and Other Intangible Assets, Net, page 26

5.   We note that you "purchased" goodwill amounting to $1.3 million in 2005 and $6.2 million in the first quarter of 2006. It is not clear which acquisitions this goodwill is attributed to. In sufficient detail please explain the nature of the goodwill recorded, which acquisitions it relates to, and citing the appropriate accounting literature, the basis of your accounting for this intangible asset.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director